22nd Century Group, Inc.
8201 Main Street, Suite 6
Williamsville, NY 14221
Tel.: 716-270-1523

June 7, 2011

Mr. John Dana Brown
Attorney-Advisor
UNITED STATES SECURITIES AND
  EXCHANGE COMMISSION
100 F Street, N.E.
Washington. D.C. 20549

Re:	22nd Century Group, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Form S-1”)
Filed April 11, 2011
File No. 333-173420

Dear Mr. Brown:

The Company received your May 6, 2011 letter (the “May 6 Comment Letter”) containing the comments and questions of the Staff of the SEC regarding the Form S-1.  Accompanying this letter is Amendment No. 1 to the Form S-1 (“Amendment No. 1”), which includes revisions in response to the May 6 Comment Letter. In addition, we discuss the Company’s responses to the May 6 Comment Letter below.  Further, for your convenience, we have restated each of your comments as set forth in the May 6 Comment Letter immediately preceding each of our responses below.

General

1.           Given that there is no guarantee that X-22 or Brand A and Brand B will obtain the necessary approval from the FDA, please revise significantly throughout to clarify this and to provide more balanced disclosure regarding your potential products. Please also revise to clarify that there is no guarantee that you will qualify for "Fast Track" designation.  In addition, please clarify throughout that the FDA has yet to release its regulations regarding modified risk cigarettes and that, as of June 2010, all cigarette companies were required to cease the use of the terms "low tar," "light" and "ultra light."

RESPONSE:  We have amended the Form S-1 to include more disclosure that there is no guarantee that X-22 or Brand A and Brand B will obtain the necessary approvals from the FDA and to provide more balanced disclosure regarding the Company’s potential products.  Please see Prospectus Summary – Our Company – Overview, pages 1, 2 (first and last paragraphs) and 3; Risk Factors, page 14; Business – Overview, pages 34 and 35; and Business- Products, page 38 of Amendment  No. 1.

We have amended the Form S-1 to clarify that there is no guarantee X-22 will qualify for “Fast Track” designation.  The Company expects to have FDA’s answer about X-22’s Fast Track Status by July 2011.  Please see Prospectus Summary – Our Company - Overview, page 3; Business - Overview, page 34; and Business – Government Regulation, pages 50 and 51 of Amendment No. 1.

However, where appropriate, Amendment No. 1 also discloses that, since smoking is the number one cause of preventable death in the U.S., to the Company’s knowledge, every FDA-approved smoking cessation aid since the establishment of the Fast Track program in 1997 (and Nabi Biopharmaceuticals’s nicotine vaccine currently in development) has received “Fast Track” designation while the products were going through the FDA-approval process.  Please see Prospectus Summary – Our Company – Overview, page 3; Business – Overview, page 34; Business – Government Regulation, pages 50 and 51 of Amendment No. 1.

We have amended the Form S-1 to clarify that the FDA has yet to release its regulations regarding modified risk cigarettes, and to include where applicable a statement that we believe such regulations will be released over the next year based in part on the timelines contained in the Tobacco Control Act.  Please see Prospectus Summary – Our Company – Overview, page 2; Risk Factors, pages 9 and 10; Business – Products, page 34; Business – Sales and Marketing, page 38; Business – Government Regulation, pages 45 and 52 of Amendment No. 1.

We have amended the Form S-1 to clarify that, as of June 2010, all cigarette companies were required to cease the use of the terms “low tar,” “light” and “ultra light.”  The following phrase (or a very similar one):  “as of June 2010, all cigarette companies were required to cease the use of the terms ‘low tar,’ ‘light’ and ‘ultra light’” appears as follows: Prospectus Summary – Our Company - Overview, pages 2 and 3; Business - Products, pages 34 and 35 (second and last paragraphs); Business – Sales and Marketing, pages 40 and 45; Business – Government Regulation, page 51; and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Overview, page 55 of Amendment No. 1.

2.           Please revise to clarify what you mean by the phrases “super-premium priced cigarette brands,” “specialty cigarette components,” “full flavor cigarette brands,” “reduce smoke exposure,” “biomass products” and “bioconversion.”

RESPONSE:  We have amended the Form S-1 to clarify what we mean by these six phrases.  For the definition of “super-premium priced cigarette brands,” please see Prospectus Summary – Our Company - Overview on page 3 of Amendment No. 1 under “RED SUN and MAGIC Cigarettes.” For the definitions of “specialty cigarette components,” “full flavor cigarette brands” and “reduce smoke exposure,” see Business – Biomass Products on page 39 of Amendment No. 1 under “BRAND B Cigarettes.” For the definitions of “biomass products” and “bioconversion” see page 52 of Amendment No. 1 under “Biomass Products.”

Registration Statement Cover Page

3. The registration fee appears to have been calculated pursuant to Rule 457(c) of the Securities Act. Please revise footnote 2 to the Calculation of Registration Fee table or advise.

RESPONSE:  We have amended the footnote on the cover page to Amendment No. 1 to refer to Rule 457(c).

Our Company, page 1
Overview, page 1

4. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing. Also, disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern and that you will not receive any proceeds from this offering.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure. Please see Prospectus Summary – Our Company – Overview, page 1 of Amendment No. 1.

5. Please revise the first paragraph on page one to clarify that you have not attempted to obtain approval or authorization for your products outside of the United States and that there is no guarantee that you will be able to gain approval or authorization for your products outside of the United States.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure regarding X-22.  Please see the third paragraph of the Prospectus Summary – Our Company – Overview section of Amendment No. 1, on page 1.  Since modified risk tobacco products are not explained until the fourth paragraph on page 2 of Amendment No. 1, we have included the suggested disclosure regarding Brand A and Brand B in the fifth paragraph of page 2 of Amendment No.1. Please note that, in many foreign countries, a product for which a smoking cessation claim is made (e.g., X-22) generally can be sold legally without having to be approved by a regulatory agency – the presence of a smoking cessation claim in many cases does not trigger regulatory approval requirements.  In contrast, the FDA considers tobacco/nicotine addiction a disease, with the result that smoking cessation products are regulated since they cure or mitigate the disease of tobacco/nicotine addiction.  Therefore, given the regulatory landscape of many foreign countries, it is unlikely that the Company would need to seek regulatory approval or authorization for our products in such countries.  The same is generally true in many foreign countries regarding claims for reduced exposure/risk tobacco products (modified risk tobacco products such as Brand A and Brand B).

6. We note your statement on page one that you plan to use a substantial portion of the proceeds of the Private Placement Offering to complete clinical trials for X-22. Please revise to provide quantitative information here regarding the cost of completing these trials, the amount of money raised in the Private Placement Offering. In addition, please either define the term "Private Placement Offering" or include a cross-reference to the definition.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  The Form S-1 defined “Private Placement Offering” in the Prospectus Summary – Our Company – Overview section (second paragraph under Recent Developments, page 5 of Amendment No. 1), and we have amended the Form S-1 to provide a cross reference to this definition in the second paragraph of page 1 under the Prospectus Summary – Our Company – Overview section of Amendment No. 1.

7. Please revise your discussion of the clinical trials for X-22 and your plans to produce and sell modified risk cigarettes by adding the disclosure from the last risk factor on page eight that the net proceeds of the Private Placement Offering will not be sufficient to enable you to complete the FDA approval process for X-22 or the FDA authorization process for your Modified Risk Cigarettes and that you will have to seek additional funding to complete your business plans.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see the last paragraph of page 2 (Prospectus Summary – Our Company – Overview) of Amendment No. 1.

8. Please provide support for your statement on page one that X-22 is the only smoking cessation product that functions exactly like a regular cigarette and your statement on page three that the modifications you have made to your proprietary tobacco do not affect the leaf constituents important to a cigarette's characteristics, including taste and aroma.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure. In the second paragraph of page 2 (Prospectus Summary – Our Company – Overview) of Amendment No. 1,  we have included a cross reference to the amended discussion later in such section, under the heading “Technology Platform and Intellectual Property,” of how we believe our genetic engineering processes result in less nicotine without altering the functionality, taste and aroma of the tobacco – resulting in the X-22 product having what we believe are taste and aroma characteristics within the range of a typical cigarette. Please see page 4 (Technology Platform and Intellectual Property) of Amendment No. 1.

RED SUN and MAGIC Cigarettes, page 2

9. Please provide support to us for your statement that the ban of flavored cigarettes has created a product void in the tobacco channels where you intend to focus your marketing efforts. Alternatively, please revise to state that this is your belief.

RESPONSE:  We have amended the Form S-1 to provide more information regarding the 2009 ban by the FDA of flavored cigarettes, which we believe resulted in a product void where we intend to focus our marketing efforts, and the market share of such cigarettes prior to the ban.  Please see page 3 of the Prospectus Summary – Our Company – Overview section of Amendment No. 1, under the heading “RED SUN and MAGIC Cigarettes”.

Technology Platform and Intellectual Property, page 3

10. Please balance your disclosure regarding your intellectual property on page three with your disclosure in the last risk factor on page 18 and in the second to the last risk factor on page 19 that you have not performed searches for third-party intellectual property rights that may raise freedom-to-operate issues, that you have not obtained legal opinions regarding the commercialization of your potential products and that there may be existing patents that affect your ability to commercialize your potential products.

RESPONSE: We have amended the Form S-1 to balance the disclosures identified above.  Please see the last paragraph of page 4  of Amendment No. 1 (Prospectus Summary – Our Company – Overview) under the heading “Technology Platform and Intellectual Property”; and the first paragraph of the risk factor beginning on page 19 of Amendment No. 1.

Recent Developments, page 3

11. Please revise to clarify the manner in which you sold 5,434,446 Private Placement Offering Securities in the Private Placement Offering and how this relates to the shares being offered. Additionally please reconcile the statement on page three regarding “each Unit consisting of one limited liability company membership interest of 22nd Century and a five-year warrant to purchase one half of one (1/2) limited liability company membership interest” with the statement on page 32 regarding “each such PPO Security consisting of one (1) Unit and a five-year warrant to purchase one-half of one (1/2) Unit.”

RESPONSE: We have amended the Form S-1 to make consistent the phrases referred to in your comment above.  The term “PPO Securities” refers to all of the equity securities sold in the private placement offering, and which consist of individual Units sold.  “Units” are comprised of one limited liability company membership interest in 22nd Century and a warrant to purchase one-half limited liability security membership interest in 22nd Century.  Please see the fourth paragraph of page 33 of Amendment No. 1 under the heading “Background.”  With respect to the manner in which the Company sold 5,434,446 Private Placement Offering Securities (PPO Securities) in the Private Placement Offering and how this relates to the shares being offered, 22nd Century Limited, LLC conducted a private placement to raise capital. Immediately after the closing of that Private Placement Offering, 22nd Century Limited, LLC merged with an acquisition company created by 22nd Century Group, Inc. (which was a shell public company at the time). In that merger transaction, 22nd Century Limited, LLC became a wholly-owned subsidiary of 22nd Century Group, Inc. At the closing of the Merger, each limited liability company membership interest of 22nd Century Limited, LLC issued and outstanding immediately prior to the closing of the Merger was exchanged for one (1) share of the 22nd Century Group, Inc’s common stock, and each warrant to purchase limited liability company membership interests of 22nd Century Limited, LLC was exchanged for one warrant of like tenor and term to purchase shares of the 22nd Century Group, Inc’s common stock.  The shares being offered under the 22nd Century Group, Inc. registration statement on Form S-1 prospectus are those shares of the 22nd Century Group, Inc that were issued in connection with the Private Placement Offering.

Risk Factors, page 7

12. Refer to the third sentence in the introductory paragraph to this section. All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please revise accordingly.

RESPONSE:  The Company believes that all material risks are already discussed in this section and has revised the introductory paragraph of this section to clarify this. Please see page 8 in the Risk Factors section of Amendment No. 1.   We have amended the Form S-1 to remove risks that the Company does not consider material.

13. We note your statement in the last paragraph on page 35 that Vector Tobacco had previously marketed Quest cigarettes. Please provide an appropriate risk factor addressing, if true, that at least one of your products was previously marketed unsuccessfully.

RESPONSE:  In fact, it is not the case that “at least one of [our] products was previously marketed unsuccessfully.”  Vector had to stop marketing QUEST, which contained our proprietary tobacco, as a result of a dispute between Vector and 22nd Century that involved Vector’s ceasing FDA activities related to QUEST.  See the Current Report on Form 8-K filed by Vector Group, Inc. (NYSE:VGR) on November 22, 2006. According to a publicly available transcript of a public investor conference call held by Vector Group, Ltd. on November 9, 2007 (approximately 5 years after QUEST was introduced into the market in 2003), distributed by Fair Disclosure Wire, Ron Bernstein, CEO of Liggett Vector Brands (Vector Group’s cigarette distribution subsidiary), stated the following during the conference call:

Well, Quest in and of itself is a profitable brand, obviously, we’re continuing to fund research at Vector Tobacco which represents the now relatively controlled or completely controlled losses that we experienced at Vector Tobacco. Quest independently is a profitable brand, it’s a high-margin brand. The volume is relatively low so that it's not a huge contributor but the brand in and of itself is profitable.

Accordingly, we do not consider it necessary to add a risk factor on this subject.

Risks Related to Our Business and Operations, page 7

The net proceeds of the Private Placement Offering will not be sufficient to enable us to, page 8

14. Please revise to include an estimate of the cost of completing the FDA approval process for X-22 and, if possible, for your modified risk cigarettes.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see the second paragraph of page 1, in the Prospectus Summary – Our Company – Overview section, and the third risk factor on page 9,  in the Risk Factors section, the first paragraph on page 51 in the Business – Government Regulation section and the last paragraph on page 58 in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Amendment No. 1.

We will incur increased costs and demands upon management as a result of complying. page 21

15. We note your disclosure in this risk factor that you are currently unable to estimate the costs of complying with the laws and regulations for public companies. However, you are currently a reporting company and must already comply with the laws and regulations affecting public companies. Please revise or advise.

RESPONSE:  We have amended the Form S-1 to remove reference to any inability to estimate costs of complying with the laws and regulations for public companies, as suggested.  Furthermore, we removed the language about director and officer liability insurance since we have recently secured this insurance. Please see the first risk factor on page 22 of Amendment No. 1.

An active trading market for our common stock may not develop or be sustained, and page 21

16. Please reconcile your disclosure here with your disclosure on the cover page of your prospectus that your common stock is currently traded on the OTC Bulletin.

RESPONSE:  We believe the disclosure as presented is accurate. The disclosure on page 21 of the Form S-1 deals with an "active" trading market. The fact that the Company's shares are currently quoted on the OTC market does not mean that this is part of an active trading market. Indeed, the shares are traded thinly, with approximately an average daily volume of 5,000 (over the last 13 weeks).

A significant portion of the total outstanding shares of common stock may be sold into, page 22

17. Please provide a definition for “PPO Security” and “EIP” here.

RESPONSE:  We have amended the Form S-1 to incorporate a definition of “PPO Security.” Please see the second paragraph of the Prospectus Summary – Our Company – Overview section, on page 1 of Amendment No. 1 and within the subject risk factor on page 23 of Amendment No. 1.  “EIP” is defined as the 2010 Equity Incentive Plan throughout the Form S-1.  Within Amendment No. 1, please see Prospectus Summary - Recent Developments, page 5, within the subject risk factor on page 23, the table in the Principal and Selling Stockholders section regarding shares beneficially owned prior to and after the offering on page 27, the Securities Authorized for Issuance Under Our Equity Incentive Plan section on page 31, the Executive Compensation – Equity Incentive Plan section on page 66, the Description of Securities – Future Stock Issuances section on page 74, and in the financial notes on F-29 and F-32.

18. Please revise the first sentence in the second paragraph of this risk factor to clarify that the shares can be sold in the public market after the effective date of the registration statement.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Risk Factors, page 23 of Amendment No. 1.

We are controlled by our current officers, directors and principal stockholders, page 23

19. Please reconcile your disclosure here that your directors and officers own 33.8% of the outstanding shares of your common stock with your disclosure on page 26 that they own 39.50% of the outstanding shares of your common stock or advise.

RESPONSE:  The disclosure in the Risk Factors section reflects the beneficial ownership as of April 1, 2011, not reflecting securities exercisable or convertible within sixty (60) days.  In contrast, the beneficial ownership table in the Principal and Selling Stockholders section includes securities exercisable or convertible within sixty (60) days for the individual or group, as applicable.

The beneficial ownership percentages have been updated in the Risk Factors section, page 24, and Principal and Selling Stockholders section beginning on page 26 of Amendment No. 1, and the Selling Stockholders Table, page 27, has likewise been updated.

Business, page 32
Overview, page 32

20. Please provide a basis for statements such as “a global leader” and “will enable us to capture a significant share of the global market...” on page 32 and “well-positioned to capture a significant share of this market” and “expand the smoking cessation market” on page 33.

RESPONSE:  Since the tobacco genome has been mapped, the number of nicotine biosynthesis genes are finite and determinable. We consider ourselves a global leader (and more likely the global leader) in modifying the content of nicotinic alkaloids by genetic engineering because the Company owns or has an exclusive license to intellectual property on a global scale for the vast majority of nicotine biosynthesis genes.  We believe having control or access to the vast majority of such intellectual property gives the Company a unique advantage over our competition with respect to the smoking cessation and modified risk cigarette markets.  As explained in the Form S-1 on page 35, approximately 50% of smokers attempt to quit each year and it takes smokers an average of 8 to 11 “quit attempts” before achieving long-term success.  The market-leader Chantix (and Zyban) has been forced by the FDA to carry a “boxed warning,” the most serious warning in prescription drug labeling.  Due to these safety issues, sales of Chantix in the United States have declined year-over-year since 2007.  Furthermore, the Institute of Medicine, confirms (also on page 35 of the Form S-1) in a 2007 report, “There is an enormous opportunity to increase population prevalence of smoking cessation by reaching and motivating the 57 percent of smokers who currently make no quit attempt per year.” As explained in the Prospectus Summary – Our Company - Overview section of Amendment No. 1, since X-22 is the only smoking cessation product that we believe functions exactly like a regular cigarette and does not present any new side effects, we believe X-22 will not only take sales and market share from existing smoking cessation products, but will also expand the smoking cessation market by motivating and encouraging more smokers to attempt to quit smoking. There is no guarantee that X-22 will obtain the necessary approvals from the FDA to be marketed as a smoking cessation aid.

21. We note your disclosure that you own or exclusively control 98 issued patents. Please revise to clarify the number of patents that you hold and, to the extent material, please disclose the duration of your patents and licenses.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Business – Overview, page 33 and Business – Intellectual Property, page 44 of Amendment No. 1.

Market, page 34

22. Please revise the reference to the Datamonitor forecast in the last paragraph on page 34 to indicate the first date covered by the forecast. If it is not a recent forecast please tell us why the forecast is still reliable.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Business – Market, page 36 of Amendment No. 1.

Modified Risk Tobacco Products, page 35

23. Please revise to provide support for your statement in the last sentence in the first paragraph on page 36.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Business – Market, page 37 of Amendment No. 1.

Products, page 36
X-22 Smoking Cessation Aid, page 36

24. Please balance your statement that you plan to complete the FDA-approval process for your X-22 smoking cessation aid in the fourth quarter by adding your disclosure from the first complete risk factor on page 13 that the time required for FDA approval and authorization is lengthy and uncertain.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see Business – Products, page 38 of Amendment No. 1.

Brand A Cigarettes, page 37

25. Please refer to the third paragraph. Given that smokers in the study decreased the number of VLN cigarettes they smoked during the six week period, please address the possibility that this means smokers might not be interested in smoking the product in the long term.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see the first paragraph of this subsection in Business – Products, page 39 of Amendment No. 1.

Sales and Marketing, page 43

26. Please revise to disclose when you intend to begin marketing each product and the expected cost. Additionally we note references elsewhere to foreign markets. Please clarify for investors whether you have current plans to market internationally, including timelines and costs as applicable.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure. Please see the Business – Sales and Marketing section beginning on page 45 of Amendment No. 1.

Government Research Cigarettes, page 44

27. We note your disclosure on page 44 that “you expect to receive an additional purchase order for an additional 7.85 million SPECTRUM research cigarettes in 2011.”  Please disclose here and elsewhere as appropriate that there is no guarantee that you will receive this order or other direct orders from researchers or advise.

RESPONSE:  We have received the subject RTI purchase order.  Furthermore, we continually get requests from researchers for our VLN cigarettes.  We have amended the Form S-1 to address the Staff’s comment. Please see Business – Sales and Marketing, page 46 of Amendment No. 1.

Healthcare Reimbursement, page 44

28. Please revise the second to the last sentence on page 44 to state that it is your belief that you will have latitude in pricing X-22. In addition, please revise the last sentence on page 44 to state that it is your belief that the price of X-22 will not only encourage governmental and private third-party payers to cover X-22 but will also encourage smokers to attempt to quit X-22. Alternatively, please remove these statements.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure while retaining the statements.  Please see Business - Healthcare Reimbursement, page 46 of Amendment No. 1.

Clinical Phase, page 47

29. Please revise your discussion to explain how the Phase II-B clinical trials fit into the process described in this section.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see the third paragraph in this subsection in the Business – Government Regulation section beginning on page 49 of Amendment No. 1.

X-22 Clinical Trials, page 48

30. Please revise to disclose the amount of additional funding you will need to complete the Phase III clinical trials and whether you have any plans for raising such funding.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure.  Please see this subsection in the Business – Government Regulation section, page 51 of Amendment No. 1.

Biomass Products, page 49

31. Please revise to clarify what you mean by “once we have achieved success with X-22 and our Modified Risk Cigarettes” on page 49.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure. Please see the first paragraph under the Business – Biomass Products section on page 52 of Amendment No. 1.

32. Please revise the third paragraph on page 50 to state that it is your belief that Rubisco will compete favorably in the markets you list on page 50. In addition, please revise the last sentence in the second to the last paragraph of this section to state that it is your belief that protein concentrates from Verfola will compete favorably in animal feed.

RESPONSE:  We have amended the Form S-1 to include the suggested disclosure. Please see Business – Biomass, page 52 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52
Net Cash From Financing Activities, page 55

33. We note your disclosure on page 1 that you plan to use a substantial portion of the proceeds from the Private Placement Offering to complete your Phase II-B clinical trial. Please advise as to whether these funds will be sufficient to cover the costs associated with your Phase II-B clinical trial if you are unsuccessful with your negotiations for deferred payment arrangements relating to approximately $1,300,000 owed to NCSU and the two vendors you disclose on page 55. To the extent that these funds will be insufficient to cover your Phase II-B clinical trials if you are unsuccessful in the negotiations with NCSU and the vendors, please disclose on page 1 and add a risk factor that discloses this risk. Please also provide risk factor disclosure regarding any other effects of defaulting on your obligations.

RESPONSE:

The disclosures in the Management's Discussion and Analysis section on page 58 of Amendment No. 1 have been updated to reflect the status of our outstanding obligations, and we have revised the subject risk factor on page 21 of Amendment No. 1 regarding our debt with NCSU to state that, if NCSU does not consent to continue to defer payment of the debt we owe to NCSU, we may not have sufficient funding to pay in full for our Phase II-B clinical trial. We have also included a statement to the effect that if a default continues and NCSU does not consent to a deferral of payment, NCSU may exercise its right to terminate the License Agreement between NCSU and the Company, upon 60 days prior written notice (which includes the opportunity for the Company to cure the payment default within this timeframe).  If NCSU exercises its termination right and the Company does not cure the payment default within the 60 day timeframe, the Company would be materially adversely affected. The Company does not foresee any material effects of a default of this obligation other than those already disclosed in Amendment No. 1.

Director Compensation, page 59

34. Please revise this section to include a director compensation table pursuant to Item 402(r) of Regulation S-K.

RESPONSE:  During the Company’s latest completed fiscal year, the only directors were Nanuk Warman (who resigned on September 24, 2010), and Ronald Asirwatham, who served from September 24, 2010 to November 22, 2010.  As each of Messrs. Warman and Asirwatham also served as executive officers, their compensation information is included in the Executive Compensation table, leaving nothing to report in a director compensation table pursuant to Item 402(r) of Regulation S-K.  Accordingly, no director compensation table has been added to the Form S-1. The Director Compensation section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 1 discloses on page 64 compensation arrangements for 2011 going forward.

Executive Compensation, page 59

35. Please revise to include the compensation of Mr. Rector, Mr. Warman, and Mr. Asirwatham. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations 217.02 and 217.12, available at www.sec.gov. Additionally please revise your Summary Compensation Table on page 59 to include Mr. Rider's compensation.

RESPONSE:  We have amended the Form S-1 to include Mr. Rector, Mr. Warman and Mr. Asirwatham in the Summary Compensation Table. Please see the Summary Compensation Table on page 64 of Amendment No. 1.

Pursuant to Item 402(m)(2) of Regulation S-K, a smaller reporting company must include disclosure regarding the compensation of its principal executive officer, its two most highly compensated executive officers other than the principal executive officer, and up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (m)(2)(ii) of Item 402, except for the fact that the individual was not serving as an executive officer of the smaller reporting company at the end of the last completed fiscal year.  As Mr. Rider does not fall into any of the categories enumerated in Item 402(m)(2) of Regulation S-K, we are not required to include Mr. Rider’s compensation in our Summary Compensation Table.

Director Compensation, page 60

36. Please reconcile your disclosure regarding director compensation on page 60 with your disclosure regarding director compensation on page 59.

RESPONSE:  We have amended the Form S-1 to remove the disclosure regarding director compensation under the Executive Compensation section and make the disclosure under the Directors and Executive Officers – Director Compensation section, page 64, of Amendment No. 1 more robust.

Certain Relationships and Related Transactions, page 61

37. We note your disclosure on page 62 regarding shares of your common stock issued to Dr. Moynihan in lieu of cash due and payable to him as compensation. Please disclose this information as footnotes to your Summary Compensation Table on page 59, as applicable.

RESPONSE:  We have amended the Form S-1 to include disclosure of the shares issued to Dr. Moynihan in 2009 and 2010 in lieu of cash in the Summary Compensation Table, pages 64 and 65 of Amendment No. 1.

Exhibits
38. Please file your agreement with RTI international as an exhibit to your next amendment, or please advise.

RESPONSE:  As disclosed in  Prospectus Summary – Our Company – Overview, page 4 of Amendment No. 1, we act as a subcontractor to RTI International pursuant to RTI’s contract with NIDA (the “NIDA/RTI Agreement”).  We are not a party to the NIDA/RTI Agreement.  As a subcontractor to RTI under the NIDA/RTI agreement, we do not have a formal contract with RTI.  We have received two purchase orders from RTI in connection with the NIDA/RTI Agreement. We have fulfilled the first purchase order and are in the process of fulfilling the second in the ordinary course of our business. The disclosure in the Form S-1 and Amendment No. 1 is consistent with the foregoing. As there is no formal contractual arrangement between the Company and RTI, there is no agreement with RTI to attach as an exhibit to Amendment No. 1. The Company will continue to fill purchase orders in the ordinary course of business as and when they are received from RTI.

Other
39. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

RESPONSE:  Pursuant to Rule 3-12 of Regulation S-X, we have included interim statements as of and for the three months ended March 31, 2011 in Amendment No. 1.

*           *           *

In connection with responding to the May 6 Comment Letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments regarding this letter, the response contained herein or the Registration Statement on Form S-1 referred to above, please contact the undersigned or Patrick G. Quick of the Company’s outside counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202; Telephone No.: (414) 297-5678, Facsimile No.: (414) 297-4900.

Sincerely,

/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer
22nd Century Group, Inc.